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                               April 14, 2023

       Mingfei Liu
       Chief Operating Officer
       U-BX Technology Ltd.
       Zhongguan Science and Technology Park
       No. 1 Linkong Er Road, Shunyi District, Beijing
       People   s Republic of China

                                                        Re: U-BX Technology
Ltd.
                                                            Amendment No. 11 to
Registration Statement on Form F-1
                                                            Filed March 24,
2023
                                                            File No. 333-262412

       Dear Mingfei Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 11 to Registration Statement on Form F-1

       General

   1. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct
and indirect overseas listings and offerings. Please disclose how, if at all, the Trial
Measures apply to this transaction, whether you and relevant parties to this transaction have
complied with your obligations under the Trial Measures, and the risks to investors of
non-compliance.
   2. You state on your cover page that the Holding Foreign Companies Accountable Act (the
                                                        "HFCAA"), as amended by
the Consolidated Appropriations Act, 2023, has reduced the
                                                        time period before a
trading prohibition may apply if the PCAOB determines that it
 Mingfei Liu
U-BX Technology Ltd.
April 14, 2023
Page 2
         cannot inspect your auditor to two years. However, elsewhere on your cover page and registration statement, you disclose the consequences if the PCAOB "is unable to inspect our auditors for three consecutive years beginning in 2021." Please revise your registration statement, including your risk factors, to consistently explain how the
         HFCAA, as amended, and related regulations will affect your company.
3. On your cover page and elsewhere in your disclosure you state that "[a]fter the dissolution of the VIE structure, U-BX now controls and receives the economic benefits of U-
         BX Beijing and its subsidiaries    business operation, if any, through
equity ownership."
         However, your revisions do not refer to U-BX Suzhou. Please advise or revise your disclosure as appropriate to reflect the recent changes to your corporate structure.
Cover Page

4. You state that "[a]s a holding company with no material operations of our own, we conduct our operations in China through . . . Suzhou Youjiayoubao Technology Co.,
         Limited, or U-BX Suzhou, and its subsidiaries." However, your disclosure, including the organizational diagram on page 3 of your prospectus, does not describe the subsidiaries of Suzhou Youjiayoubao Technology Co., Limited ("U-BX Suzhou"), if any.
         Please advise and clarify your disclosure as appropriate.
Our Customers and Suppliers, page 9

5. Your revised disclosure states that for the six months ended December 31, 2022 and
       December 31, 2021, one customer accounted for 20.8% and 11.4% of your revenue, respectively, and that two customers accounted for 61.1% and 16.0% of the total balance of accounts receivable as of December 31, 2022. Please revise to disclose the material terms of your agreements with these customers, including, but not limited to, the terms and termination provisions. Identify the customers and file any agreement as an exhibit, or tell us why it is not required. Refer to Items 4.B.6. and 19 of Form 20-F. Additionally,
       please reconcile your disclosure that one customer accounted for 63.8% of your total
FirstName LastNameMingfei Liu
       balance of accounts receivable as of December 31, 2022 on page 90 of your prospectus
Comapany
       withNameU-BX       Technology
             your disclosure  on page 9Ltd.
                                         stating that one customer accounted
for 61.1% of this
       balance
April 14,       as of the
          2023 Page   2 same date.
FirstName LastName
 Mingfei Liu
FirstName   LastNameMingfei Liu
U-BX Technology    Ltd.
Comapany
April       NameU-BX Technology Ltd.
       14, 2023
April 314, 2023 Page 3
Page
FirstName LastName
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      William S. Rosenstadt